SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under

Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

Myogen, Inc.

(Name of Subject Company)

Myogen, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value per share

(Title of Class of Securities)

62856E 10 4

(CUSIP Number of Class of Securities)

Andrew D. Dickinson

Vice President and General Counsel

Myogen, Inc.

7575 West 103rd Avenue, Suite 102

Westminster, Colorado 80021

(303) 410-6666

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Person Filing Statement)

With a copy to:

Stephen Fraidin, Esq.

Thomas W. Christopher, Esq.

William B. Sorabella, Esq.

Kirkland & Ellis LLP

Citigroup Center, 153 East 53rd Street

New York, New York 10022

(212) 446-4800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 to the Solicitation/Recommendation Statement on Schedule 14D-9 amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 16, 2006 and as amended on November 2, 2006 (as previously filed with the SEC and as the same may be amended or supplemented from time to time, the “Schedule 14D-9”), by Myogen, Inc. (“Myogen” or the “Company”), a Delaware corporation, relating to the tender offer made by Mustang Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly-owned subsidiary of Gilead Sciences, Inc., a Delaware corporation (“Gilead”), disclosed in a Tender Offer Statement on Schedule TO, dated October 16, 2006 (as amended or supplemented from time to time, the “Schedule TO”), to purchase all of the outstanding shares of common stock, $0.001 par value per share, of the Company at a purchase price of $52.50 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 16, 2006 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). Any capitalized terms used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Item 2. Identity and Background of Filing Person.

Item 2(b) of the Schedule 14D-9 is hereby amended and supplemented by adding the following paragraph immediately following the second paragraph of the section “Tender Offer” of Item 2(b) of the Schedule 14D-9:

The Offer expired on Monday, November 13, 2006 at one minute following 11:59 p.m. New York City time (midnight). On November 14, 2006, Gilead issued a press release announcing the results of the Offer as of the expiration of the Offer. Gilead announced that, based on preliminary information from the Depositary for the Offer, 40,072,463 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer, representing over 91.3% of the outstanding shares of Common Stock as of the close of business on November 13, 2006. Gilead announced that all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer had been accepted for payment, including 2,993,184 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure. Gilead also announced that it expects to cause the Merger to be completed within a few days and that, if necessary in order to accomplish the Merger as a “short form” merger, Gilead intends to exercise its “top-up” option pursuant to the Merger Agreement, which permits Gilead or a subsidiary to purchase a limited number of additional shares of Common Stock directly from Myogen for $52.50 per share (the same purchase price paid in the Offer). Pursuant to the Merger, Purchaser will merge with and into the Company, and each share of Common Stock that is outstanding and that has not been accepted for payment pursuant to the Offer (other than shares of Common Stock that are held by (a) Gilead, Purchaser or the Company (or by any direct or indirect wholly-owned subsidiary of Gilead, Purchaser or the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $52.50 in cash per share (the same purchase price paid in the Offer). A copy of the press release is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

Item 8. Additional Information.

Item 8 of the Schedule 14D-9 is hereby amended by replacing the last two paragraphs of text under the subheading “Extension of Offer” of Item 8 of the Schedule 14D-9 with the following text:

The Offer expired on Monday, November 13, 2006 at one minute following 11:59 p.m. New York City time (midnight). On November 14, 2006, Gilead issued a press release announcing the results of the Offer as of the expiration of the Offer. Gilead announced that, based on preliminary information from the Depositary for the Offer, 40,072,463 shares of Common Stock were validly tendered and not withdrawn pursuant to the Offer, representing over 91.3% of the outstanding shares of Common Stock as of the close of business on November 13, 2006.

Gilead announced that all shares of Common Stock validly tendered and not withdrawn pursuant to the Offer had been accepted for payment, including 2,993,184 of such shares that were tendered pursuant to the Offer’s guaranteed delivery procedure. Gilead also announced that it expects to cause the Merger to be completed within a few days and that, if necessary in order to accomplish the Merger as a “short form” merger, Gilead intends to exercise its “top-up” option pursuant to the Merger Agreement, which permits Gilead or a subsidiary to purchase a limited number of additional shares of Common Stock directly from Myogen for $52.50 per share (the same purchase price paid in the Offer). Pursuant to the Merger, Purchaser will merge with and into the Company, and each share of Common Stock that is outstanding and that has not been accepted for payment pursuant to the Offer (other than shares of Common Stock that are held by (a) Gilead, Purchaser or the Company (or by any direct or indirect wholly-owned subsidiary of Gilead, Purchaser or the Company), which will be canceled, and (b) stockholders, if any, who properly exercise their appraisal rights under the DGCL) will be converted into the right to receive $52.50 in cash per share (the same purchase price paid in the Offer). A copy of the press release is filed as Exhibit (a)(1)(M) hereto and is incorporated herein by reference.

Item 9. Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding the following exhibit thereto:

Exhibit No.	Description
(a)(1)(M)	Press Release issued by Gilead Sciences, Inc., dated November 14, 2006 (incorporated by reference to Exhibit (a)(11) to Amendment No. 3 to the Schedule TO filed by Mustang Merger Sub, Inc. and Gilead Sciences, Inc. on November 14, 2006).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

MYOGEN, INC.

	By:	/s/ Andrew D. Dickinson
	Name:	Andrew D. Dickinson
	Title:	Vice President of Corporate Development, General Counsel and Secretary
Dated: November 14, 2006